LAW OFFICES OF ROBERT O. KNUTSON

Attorney at Law

9372 Creekwood Drive	(952) 210-3105
Eden Prairie, MN 55347	email: silkroad55344@yahoo.com

January 18, 2017

Celeste M. Murphy, Legal Branch Chief

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Registration Statement on Form S-1 of FISION Corporation
(the “Company”) (File No. 333-214341)

Dear Ms. Murphy:

This letter is on behalf of the Company and in response to various telephone comments regarding the revisions contained in the concurrent Amendment #3 now being filed.

We have included the broker-dealer Ardour participation agreement as an exhibit and positively stated in the prospectus that Ardour is an underwriter, and we have made the updating changes regarding the executive compensation section.

We of course would like to obtain an effective date for this offering as soon as possible.

Please call me at the above telephone number if you have any further comments.

Sincerely,

/s/ Robert O. Knutson

Robert O. Knutson